September 14, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 30, 2011
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 4, 2011
File No. 1-14487

Dear Mr. Spirgel:

By letter dated August 30, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 4, 2011 (the “2010 Form 20-F”) by Tele Norte Leste Participações S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2010 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

Note 24. Provisions, page F-90

(3) Civil

(i) Corporate, page F-94

1.	Please refer to the second paragraph. Tell us in more detail whether the revision to the civil contingencies accrual was based on misinterpretation of certain legal doctrine or specific facts related to the appellate courts decisions. In addition, tell us whether the appellate courts affirmed the lower courts decisions and if so, tell us the factors you considered in concluding that the civil contingencies accrual was not required to be revised based on the lower courts decisions. Refer to your basis in the accounting literature.

The Company advises the Staff that, prior to the acquisition of control of Companhia Riograndense de Telecomunicações (“CRT”) by Brasil Telecom S.A. in July 2000, CRT entered into financial interest agreements with its fixed-line subscribers. The financial interest agreements gave the subscribers the right to receive a number of CRT shares in connection with opening a fixed-line subscription. The number of shares to be issued was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. In June 1997, some of these fixed-line subscribers began to file lawsuits alleging that the calculation used by CRT to arrive at the number of shares to be issued was incorrect.

Prior to the court decisions published in 2009, the estimate of probable loss of civil contingencies related to financial participation agreements assumed that the number of shares to be issued was calculated using the month-end balance sheet for the month that the shares were issued to the subscriber. Additionally, Brasil Telecom S.A. estimated that a significant portion of the lawsuits were time-barred under the applicable statute of limitations and consequently, provisions were not recorded for these lawsuits. Such estimates were based on the evaluation of the Brasil Telecom’s internal and external legal counsel on the prevailing legal doctrines at that time and on the expected outcome of the legal proceedings at the Brazilian Superior Court of Justice and the Brazilian Supreme Court, both of which hold positions in the Brazilian judicial system equivalent to the U.S. Supreme Court, since they believed that Brasil Telecom would be successful even in the cases where unfavorable decisions had been rendered by the lower courts.

On March 30, 2009, the Superior Court of Justice ruled that for lawsuits which have yet to be adjudicated, the number of shares to be issued in connection with the financial interest agreements must be calculated using the balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued must be calculated using the balance sheet at the end of the year prior to the date on which the shares were issued. As a result of this decision, Brasil Telecom changed its estimate of the amount of losses in connection with the financial interest agreements with respect to which losses were deemed as probable.

On May 28, 2009, the Supreme Court published a decision stating that the obligation relating to the financial interest agreements is not subject to a statute of limitation. As a result of this decision, Brasil Telecom changed its view as to the likelihood of an unfavorable outcome to probable with respect to a significant portion of the claims which its had previously believed were time-barred under the applicable statute of limitations.

Therefore, this provision was revised by Brasil Telecom during 2009 as a result of the new court decisions that occurred that year and not as a result of the misinterpretation of the legal doctrine.

The accounting policy adopted by Brasil Telecom was based on the provisions set forth in IAS 37.14, which sets forth that an entity must recognize a provision if, and only if:

•	a present obligation (legal or constructive) has arisen as a result of a past event (the obligating event),

•	payment is probable (‘more likely than not’), and

•	the amount can be estimated reliably.

Additionally, given that are no differences between Brazilian GAAP and IFRS related to the recognition of provision for contingencies, Brasil Telecom did not record any additional provision in its transition from Brazilian GAAP to IFRS on January 1, 2009.

The acquisition of control of Brasil Telecom by TNL was accounted for in accordance with IFRS 3(r), considering the fair value of the identifiable assets and identifiable liabilities, including intangible assets and contingent liabilities. The contingent liabilities of the financial participation agreements of Brasil Telecom were included in the fair value of contingent liabilities given that they were deemed possible and remote losses as of the acquisition date.

The Company advises the Staff that its subsidiary Brasil Telecom responded by letter dated December 10, 2009 to a similar comment regarding the change of this provision under U.S. GAAP.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Cristiano Prado Grangeiro at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig Chief Financial Officer Tele Norte Leste Participações S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission